Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: DIRECTV
Commission File No.: 1-34554

The following is a presentation to be used by AT&T and DIRECTV to discuss the estimated broadband coverage through fixed wireless local loop technology resulting from the proposed transaction:

Geographic coverage of FWLL product by state (Customer Locations)

State	Out-of-Franchise	In-Franchise	Total	State	Out-of-Franchise	In-Franchise	Total
AL	184,191	180,363	364,554	NC	497,741	106,722	604,463
AR	198,374	47,652	246,026	ND	106,864	-	106,864
AZ	199,826	-	199,826	NE	44,226	-	44,226
CA	185,106	77,350	262,456	NH	166,343	-	166,343
CO	219,249	-	219,249	NJ	161,181	-	161,181
CT	521	41,608	42,129	NM	150,499	-	150,499
DE	61,066	-	61,066	NV	27,853	3,149	31,002
DC	-	-	-	NY	951,941	-	951,941
FL	309,087	73,440	382,527	OH	634,005	46,998	681,003
GA	287,245	211,353	498,598	OK	100,699	44,674	145,373
IA	229,782	-	229,782	OR	236,492	-	236,492
ID	148,661	-	148,661	PA	1,028,994	-	1,028,994
IL	318,836	54,902	373,738	RI	30,772	-	30,772
IN	381,634	38,117	419,751	SC	137,013	96,114	233,127
KS	60,835	19,020	79,855	SD	135,970	-	135,970
KY	217,490	156,608	374,098	TN	166,197	243,303	409,500
LA	51,113	118,793	169,906	TX	288,769	133,550	422,319
MA	199,265	-	199,265	UT	95,768	-	95,768
MD	251,208	-	251,208	VA	583,875	-	583,875
ME	124,935	-	124,935	VT	37,298	-	37,298
MI	342,517	117,363	459,880	WA	393,511	-	393,511
MN	544,303	-	544,303	WI	253,502	27,863	281,365
MO	242,585	54,377	296,962	WV	300,034	-	300,034
MS	13,047	106,109	119,156	WY	28,896	-	28,896
MT	150,873	-	150,873	Total	11,480,192	1,999,428	13,479,620

This chart depicts estimated customer location coverage outside of pre-merger build plans and is based on current information and modeling assumptions as of April 17, 2014. Additional information may alter estimated coverage. Actual coverage provided will vary as specific network design and construction takes place.

Coverage map for FWLL product after full deployment

This map depicts estimated customer location coverage outside of pre-merger build plans and is based on current information and modeling assumptions as of April 17, 2014. Additional information may alter estimated coverage. Actual coverage provided will vary as specific network design and construction takes place.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and DIRECTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV. In connection with the proposed merger, AT&T has filed a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s investor relations website at http://investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger.